IAMGOLD CORPORATION

TSX: IMG NYSE: IAG

NEWS RELEASE

IAMGOLD REPORTS RESULTS FROM ITS 2019 DRILLING PROGRAM ON THE NEW GOSSELIN GOLD ZONE – CÔTÉ GOLD PROJECT, ONTARIO

Toronto, Ontario, July 30, 2019 – IAMGOLD Corporation ("IAMGOLD" or the "Company") today provided assay results from its 2019 diamond drilling program at the previously announced Gosselin Zone discovery (see news release dated March 26, 2019). The Gosselin Zone exploration program is part of the Côté Gold Joint Venture Project, a 70:30 joint venture between IAMGOLD Corporation and Sumitomo Metal Mining Co. Ltd (SMM Gold Côté Inc.), located 125 km southwest of Timmins and 175 km north of Sudbury, Ontario, Canada.

During the 2019 drilling program, 14 NQ-sized diamond drill holes were completed for a total of 4,848 metres drilled. Thirteen (13) holes were completed from platforms established on the lake ice of Three Ducks Lake and one (1) hole was land-based, drilled from a peninsula extending into the west central part of Three Ducks Lake. One (1) hole was abandoned and re-collared due to drill hole deviation.

The assay results reported herein are provided in Table 1, below, and include the following highlights (see plan map attached to this news release):

Gosselin Zone:

- **Drill hole GOS19-17: 342.5 metres grading 0.98 g/t Au**
  includes: 225.0 metres grading 1.34 g/t Au
  includes: 1.05 metres grading 110.0 g/t Au
- **Drill hole GOS19-20: 134.0 metres grading 1.10 g/t Au**
  includes: 35.5 metres grading 1.92 g/t Au
- **Drill hole GOS19-23: 248.3 metres grading 1.33 g/t Au**
  includes: 1.0 metre grading 168.0 g/t Au
- **Drill hole GOS19-24: 412.0 metres grading 1.28 g/t Au**
  includes: 221.4 metres grading 1.47 g/t Au
  includes: 1.06 metres grading 95.0 g/t Au
- **Drill hole GOS19-27: 245.0 metres grading 0.85 g/t Au**
  includes: 1.0 metre grading 31.8 g/t Au

Craig MacDougall, Senior Vice President, Exploration for IAMGOLD, stated: "The results from the 2019 exploration program continue to confirm the potential of the new Gosselin discovery. We are particularly encouraged by the continued intersection of wide intervals of intrusion-hosted mineralization, now confirmed to extend to near surface as well as along strike to the southwest towards the Young-Shannon zone. These results will be used to help design future drilling campaigns aimed at further evaluating the resource potential of this new discovery."

The 2019 diamond drilling program was designed to evaluate the resource potential by testing the near-surface extension of the Gosselin Zone immediately beneath Three Ducks Lake, as well as evaluate the continuity of mineralization between the Gosselin Zone and the recently recognized intrusion-hosted mineralization associated with the historic Young-Shannon vein system.

The drilling program successfully confirmed both the near-surface extension beneath Three Ducks Lake and mineralized continuity towards Young-Shannon. Eight drill holes returned wide mineralized intervals starting at the bedrock–lake bottom interface and, along strike to the southwest, three drill holes (GOS19-24, GOS19-28 and GOS19-29) returned significant mineralization in close proximity to the Young-Shannon Gold Zone (refer to results from drill holes YS89-110, YS89-116, and YS89-181 reported in the March 26, 2019 News Release). Additional drilling is required to fully delineate the extent of the Gosselin discovery and support a maiden resource estimate.

Next Steps

The 2019 drill results, together with additional ICP analyses will be incorporated into a preliminary geologic model for the Gosselin and Young-Shannon zones. In addition, a summer field program consisting of mapping and surface channel sampling is underway which will further support the development and refinement of the geologic model, which when completed, will be used to guide future drilling campaigns with the goal of completing an initial resource estimate in the future.

Technical Information and Quality Control Notes

The drilling results contained in this news release have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects.

The "Qualified Person" responsible for the supervision of the preparation, verification and review of the technical information in this release is Al Smith, P. Geo, District Manager – Exploration for IAMGOLD in the Ontario Côte District. He is considered a "Qualified Person" for the purposes of National Instrument 43-101 with respect to the technical information being reported on. The "Qualified Person" responsible for the planning, supervision and execution of the diamond drilling program is Brad McKinley, P. Geo, Senior Geologist for IAMGOLD in the Ontario Côte District. The technical information has been included herein with the consent and prior review of the above noted Qualified Persons.

The information in this news release was reviewed and approved by Craig MacDougall, P.Geo., Senior Vice President, Exploration for IAMGOLD. Mr. MacDougall is a Qualified Person as defined by National Instrument 43-101.

The sampling of, and assay data from, the drill core is monitored through the implementation of a quality assurance - quality control (QA-QC) program designed to follow industry best practice. Drill core (NQ size) samples are selected by the IAMGOLD geologists and sawn in half with a diamond saw at the project site. Half of the core is retained at the site for reference purposes. Sample intervals may vary from half a metre to one and a half metres in length depending on the geological observations. Samples were stored in sealed plastic bags and packed into fiber backs onto a pallet where they were shrink wrapped for transport. A formal chain-of-custody procedure was adopted for security of samples until their delivery at the laboratory.

Activation Laboratories Limited (ACTLABS - located in Timmins, Ontario) was utilized for assay analyses, performing crushing, pulverizing, and fire assay in Timmins Ontario. Activation Laboratories completed the following laboratory procedure: Samples are coarse crushed to 90% passing 2.0 mm screen (10 mesh screen), riffle split (250 gram) and (mild steel) to 95% passing 105μm. Cleaner sand is included. Samples were analyzed using a standard 30 gram fire assay (30 g aliquot) with an Atomic Absorption (AA) finish. For samples that returned assay values over 3.0 grams per tonne (g/t), another cut is taken from the original pulp and fire assayed with a gravimetric finish. For samples showing visible gold (VG) or samples which have returned values greater than 5.0 g/t, these were re-analyzed by pulp metallic analysis. IAMGOLD inserts blanks and certified reference standards in the sample sequence for quality control.

In accordance with recommendations from our on-going QA-QC program, additional check analyses are underway at ACTLABS.

Forward Looking Statement

This news release contains forward-looking statements. All statements, other than of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding expected, estimated or planned gold production, cash costs, margin expansion, capital expenditures and exploration expenditures and statements regarding the estimation of mineral resources, exploration results, potential mineralization, potential mineral resources and mineral reserves) are forward-looking statements. Forward-looking statements are generally identifiable by use of the words "will", "should", "continue", "expect", "anticipate", "estimate", "believe", "intend", "to earn", "to have', "plan" or "project" or the negative of these words or other variations on these words or comparable terminology. Forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond the Company's ability to control or predict, that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements. Factors that could cause actual results or events to differ materially from current expectations include, among other things, without limitation, failure to meet expected, estimated or planned gold production, cash costs, margin expansion, capital expenditures and exploration expenditures and failure to establish estimated mineral resources, the possibility that future exploration results will not be consistent with the Company's expectations, changes in world gold markets and other risks disclosed in IAMGOLD's most recent Form 40-F/Annual Information Form on file with the United States Securities and Exchange Commission and Canadian provincial securities regulatory authorities. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement.

About IAMGOLD

IAMGOLD (www.iamgold.com) is a mid-tier mining company with four operating gold mines on three continents. A solid base of strategic assets in North and South America and West Africa is complemented by development and exploration projects and continued assessment of accretive acquisition opportunities. IAMGOLD is in a strong financial position with extensive management and operational expertise.

For further information please contact:

Indi Gopinathan, Investor Relation Lead, IAMGOLD Corporation
Tel: (416) 360-4743 Mobile: (416) 388-6883

Martin Dumont, Senior Analyst Investor Relations, IAMGOLD Corporation
Tel: (416) 933-5783 Mobile: (647) 967-9942

Toll-free: 1-888-464-9999 info@iamgold.com

Please note:

This entire news release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through Newsfile's website at www.newsfilecorp.com. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

Si vous désirez obtenir la version française de ce communiqué, veuillez consulter le www.iamgold.com/French/Home/default.aspx.

Table 1 Gosselin Project Drilling Results - 2019 Drilling program										
Hole No.	UTM NAD83 Zone17			AZ	DIP	EOH	From	To	Core Interval [1]	Au [2]
	Easting	Northing	Elevation	(°)	(°)	(m)	(m)	(m)	(m)	(g/t)
GOS19-16A	430828	5267636	386	310	-55	300,0	220,0	264,0	44,0	0,31
GOS19-17	431183	5267780	390	340	-60	360,0	17,5	360,0	342,5	0,98
Including (3)							62,0	287,0	225,0	1,34
Including (3)							71,0	72,0	1,0	14,90
Including (3)							88,3	89,3	1,1	110,00
Including (3)							227,7	229,0	1,3	28,50
GOS19-18	431233	5267687	390	320	-70	351,0	57,1	108,0	50,9	8,08
Including (3)							103,0	104,0	1,0	395,00
							168,0	196,0	28,0	0,35
							243,0	305,0	62,0	0,33
GOS19-19	431158	5267670	389	330	-50	298,0	151,0	298,0	147,0	0,36
Including (3)							158,9	221,0	62,1	0,53
Including (3)							184,0	185,0	1,0	13,40
GOS19-20	431303	5267704	390	310	-45	300,0	164,0	298,0	134,0	1,10
Including (3)							184,0	298,0	114,0	1,25
Including (3)							189,5	225,0	35,5	1,92
GOS19-21	431297	5267803	390	330	-50	162,0	73,0	125,0	52,0	0,34
GOS19-22	431206	5267893	390	330	-50	309,0	135,0	145,0	10,1	0,35
GOS19-23	431132	5267770	389	335	-65	420,5	49,0	83,0	34,0	1,48
Including (3)							49,0	50,0	1,0	30,90
							100,0	165,0	65,0	0,84
							170,7	419,0	248,3	1,33
Including (3)							312,0	313,0	1,0	168,00
GOS19-24	431014	5267600	388	330	-65	428,0	16,0	428,0	412,0	1,28
Including (3)							34,0	255,4	221,4	1,47
Including (3)							121,0	122,1	1,1	95,00
Including (3)							207,4	208,5	1,1	11,30
Including (3)							283,7	428,0	144,3	1,30
Including (3)							331,0	331,7	0,7	10,80
Including (3)							408,5	409,5	1,0	10,70
GOS19-25	431074	5267759	389	330	-52	354,0	48,0	146,0	98,0	0,77
							212,0	305,0	93,0	0,59
Including (3)							230,4	231,0	0,6	11,50
GOS19-26	431012	5267759	389	160	-65	368,3	101,0	145,0	44,0	1,40
Including (3)							102,0	103,0	1,0	17,20
Including (3)							128,0	129,0	1,0	13,00
Including (3)							129,0	130,0	1,0	12,90
							174,0	249,0	75,0	1,11
Including (3)							184,8	186,0	1,3	11,60
							260,0	344,0	84,0	0,44
GOS19-27	431067	5267672	389	330	-50	453,0	98,2	120,7	22,5	1,01
Including (3)							118,0	118,6	0,6	10,00
							207,0	452,0	245,0	0,85
Including (3)							223,0	224,0	1,0	31,80
Including (3)							258,0	258,5	0,5	19,60
GOS19-28	430939	5267758	388	198	-50	339,0	12,5	28,5	16,0	0,37
							210,0	281,0	71,0	0,64
							296,0	326,9	30,9	0,69
GOS19-29	430882	5267552	391	95	-55	405,0	4,0	21,8	17,8	0,44
							34,0	93,0	59,0	0,81
Including (3)							74,0	75,0	1,0	14,10

Notes:
1. Insufficient drilling has been completed to accurately determine the Gosselin Zone orientation. Actual core widths are estimated at approximately 60 to 95% of the core interval.
2. Drill hole intercepts are calculated with a lower cut of 0.30 g/t Au.
3. Assays are reported uncut but high grade sub-intervals are highlighted.

Figure 1 – Gosselin Drill Hole Plan Map

GOS19-23
34.0 m grading 1.48 g/t Au
65.0 m grading 0.84 g/t Au
248.3 m grading 1.33 g/t Au

GOS19-25
98.0 m grading 0.77 g/t Au
93.0 m grading 0.59 g/t Au

GOS19-26
44.0 m grading 1.40 g/t Au
75.0 m grading 1.11 g/t Au
84.0 m grading 0.44 g/t Au

GOS19-17
342.5 m grading 0.98 g/t Au
Incl. 225.0 m grading 1.34 g/t Au

GOS19-28
71.0 m grading 0.64 g/t Au
30.9 m grading 0.69 g/t Au

GOS19-20
134.0 m grading 1.10 g/t Au
Incl. 114.0 m grading 1.25 g/t Au
Incl. 35.5 m grading 1.92 g/t Au

GOS19-29
59.0 m grading 0.81 g/t Au

GOS19-18
50.9 m grading 8.08 g/t Au
Incl. 1.0 m grading 395 g/t Au

GOS19-27
22.5 m grading 1.01 g/t Au
245.0 m grading 0.85 g/t Au

GOS19-24
412.0 m grading 1.28 g/t Au
Incl. 221.4 m grading 1.47 g/t Au
Incl. 144.33 m grading 1.30 g/t Au

LEGEND
- 2019 IAMGOLD drill holes
- Previously reported drill holes
- Historical drill holes
- Lake
- Modelled hydrothermal breccia
- Estimated 0.5 g/t Au grade model

Young-Shannon Shaft

GOSSELIN PROJECT
2019 Drilling Program

1:6,000

200 100 0 200 Meters